RESOLVED THAT:

             1.     Subsection (c) of Section IV of the Missouri
        Natural Gas Division of Laclede Gas Company Dual Savings
        Plan is amended in its entirety, effective April 23, 1995, to read as follows:


             "(c) Participant Non-Matchable Deposits. Each Participant, in addition to the deposit under paragraph (a) of this Section IV, may designate additional deposits up to 9% of his Earnings in any Plan Year for credit to his deposit accounts. He must also designate the portion of his Participant Non-matchable Deposits to be credited to each of his Pre-Tax Deposit Account and Post-Tax Deposit Account."



































                                  Page 19